Exhibit 1.10

Information
Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Kate Corcoran Articulate Communications Inc. 212-255-0080, ext. 18 kcorcoran@articulatepr.com

FOR IMMEDIATE RELEASE

CDC Estimates Record First Quarter 2008 Revenue, in line with Consensus

Double Digit Growth for all Core Businesses

HONG KONG, ATLANTA – April 29, 2008 – CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced preliminary results for Q1 2008. CDC Corporation expects total revenue for the first quarter of 2008 to be approximately (U.S.)$98 million, which would be an increase of approximately 8 percent from (U.S.)$91.2 million in Q1 2007 and in line with consensus. This includes preliminary estimates of:

•	Q1 2008 revenue from CDC Software of approximately (U.S.)$86.0 million which would be an increase of about 13% from (U.S.)$76.2 million in Q1 2007.

•	Q1 2008 revenue from CDC Games of approximately (U.S.)$8.7 million which would be an increase of about 10% sequentially from Q4 2007;

•	Q1 2008 revenue from China.com portal (excluding MVAS business which was previously discontinued) increased about 9% to (U.S.) $2.2 million from (U.S.)$2.0 million in Q1 2007.

“We are pleased to begin 2008 with preliminary estimates that show our best-ever first quarter revenue in the history of CDC Corporation” said Peter Yip, CEO, CDC Corporation. “This performance was led by record Q1 revenues from CDC Software and strong recovery in our revenues from CDC Games. Q1 is typically the slowest quarter seasonally in the software industry and despite the slowing economy which has impacted the entire software industry, I believe our results are very good and our company is in a strong position. We now have three successful and growing businesses, and are working to improve the operating metrics of each. With our non-GAAP cash and cash equivalent levels at Q1 2008 of more than $225 million, we believe we are in an unique and outstanding position and see the current uncertain market conditions as an opportunity to expand our leadership position through continued M&A and strategic partnerships in China and globally.”

CDC estimates that the company will be able to report full Q1 2007 results in the second half of May.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations for revenues in Q1 2008 for CDC Corporation, CDC Software, CDC Games and China.com, our beliefs regarding the strength of our financial and business position for CDC Corporation and its affiliates and subsidiaries, and our beliefs regarding our capitalize on current market conditions as an opportunity to expand our market and geographic position, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products in each of our companies; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products, services and other products; (j) continued commitment to the deployment of the our games and other products, including, without limitation, enterprise software solutions; (k) risks involved in developing games as well as software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s businesses, including its enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing games, enterprise software and related services and the market positioning of the company’s solutions; (n) the ability of our management and staff to operate our businesses; (o) our ability to extract and utilize information from the company’s enterprise software solutions; and (p) the accuracy or inaccuracy of our expectations and beliefs.  If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.  Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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